November 15, 2024

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Aamira Chaudhry
Doug Jones
Rucha Pandit
Lilyanna Peyser

Re:	EPWK Holdings Ltd.
Amendment No. 9 to Registration Statement on Form F-1 Filed October 24, 2024
File No. 333-269657

Ladies and Gentlemen:

EPWK Holdings Ltd. (the “Company”) submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 12, 2024, relating to the above referenced Registration Statement on Form F-1 (“Registration Statement”). The Company is concurrently submitting an amendment to the Registration Statement (the “Amendment No. 10”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Registration Statement), all page references herein correspond to the page of the Amendment No. 10. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment No. 10.

Amendment No. 9 to Registration Statement on Form F-1

Related Party Transactions, page 138

1.	Please revise to provide the related party disclosure through the date of the prospectus. In this regard, we note that the information provided in this section is as of June 30, 2024. Refer to Item 4.a. of Form F-1 and Item 7.B. of Form 20-F.

Response: We note the Staff’s comment and have provided the related party disclosure through the date of the Amendment No. 10.

Resale Prospectus Cover Page

2.	We note your revised disclosure that "[n]o sales of the Ordinary Shares covered by this prospectus shall occur until the commencement of sales of our initial public offering." Please revise this disclosure to state, as you do in the Selling Shareholders Plan of Distribution, that no sales of the shares covered by the resale prospectus shall occur until the closing of the initial public offering. Also restore the deleted sentence disclosing the last reported sale price of your shares on Nasdaq as of a specified date.

Response: We note the Staff’s comment and have updated the cover page of the resale prospectus.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Guohua Huang
Guohua Huang
EPWK Holdings Ltd., Chief Executive Officer

cc: Fang Liu Esq., VCL Law LLP